UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(AMENDMENT NO. 2)*

Under the Securities Exchange Act of 1934

FRP HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30292L107

(CUSIP Number)

Daniel B. Nunn, Jr.
Nelson Mullins
50 N. Laura Street
41st Floor

Jacksonville, FL 32202

(904) 665-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP No. 30292L107 Page 2 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) CLB 1965 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 913,911
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 913,911
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 913,911
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (see Instructions) OO

SCHEDULE 13G/A
CUSIP No. 30292L107 Page 3 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Cynthia P. Ogden
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 913,911
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 913,911
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 913,911
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (see Instructions) IN

SCHEDULE 13G/A
CUSIP No. 30292L107 Page 4 of 6

ITEM 1.

(a)	The name of the Issuer is FRP Holdings, Inc.
(b)	The principal executive office of the Issuer is located at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

ITEM 2.

(a)	Name of person filing: This Schedule 13G/A is filed jointly by CLB 1965 LLC and Cynthia P. Ogden, the sole manager of CLB 1965 LLC (together, the “Reporting Persons”).
(b)	Address of principal business office: 1165 5th Avenue, #10-D, New York, NY 10029.
(c)	Citizenship: CLB 1965 LLC is organized under the laws of the State of Delaware. Cynthia P. Ogden is a citizen of the United States.
(d)	Title of class of securities: common stock of the Issuer, par value $0.10 per share.
(e)	CUSIP number: 30292L107.

ITEM 3.

Not applicable

ITEM 4.

(a)	Amount beneficially owned:
	CLB 1965 LLC	913,911
	Cynthia P. Ogden	913,911
	Total:	913,911

(b)	Percent of class:
	CLB 1965 LLC	9.7%
	Cynthia P. Ogden	9.7%
	Total:	9.7%

(c)	Number of shares as to which the person has:
	(i) Sole power to vote or direct the vote:
	CLB 1965 LLC	913,911
	Cynthia P. Ogden	913,911
	Total:	913,911
	(ii) Shared power to vote or direct the vote:
	CLB 1965 LLC	0
	Cynthia P. Ogden	0
	Total:	0
	(iii) Sole power to dispose or to direct the disposition of:
	CLB 1965 LLC	913,911
	Cynthia P. Ogden	913,911
	Total:	913,911
	(iv) Shared power to dispose or to direct the disposition of:
	CLB 1965 LLC	0
	Cynthia P. Ogden	0
	Total:	0

Cynthia P. Ogden has sole voting and dispositive power with respect to the 913,911 shares of the Issuer's common stock held by the CLB 1965 LLC, as its sole manager. Ms. Ogden's beneficial ownership includes the 913,911 shares of the Issuer's common stock held by CLB 1965 LLC.

SCHEDULE 13G/A
CUSIP No. 30292L107 Page 5 of 6

ITEM 5. Ownership of 5 Percent or Less of a Class.

Not applicable

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

ITEM 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G/A
CUSIP No. 30292L107 Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2022.

CLB 1956 LLC

By: /s/ Cynthia P. Ogden

Cynthia P. Ogden, its Manager

/s/ Cynthia P. Ogden

CYNTHIA P. OGDEN